February 2, 2015

VIA EDGAR

Mr. John Dana Brown
Attorney Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Papa John’s International, Inc.
Form 10-K for Fiscal Year Ended December 29, 2013
Filed February 25, 2014
File No. 000-21660

Dear Mr. Brown:

We are writing in response to your letter dated January 26, 2015, commenting on the above-referenced Form 10-K, and with respect to our original response letter dated January 14, 2015. For your convenience, we have repeated the comment below, in italics, together with the subheading used in your letter. The comment is followed by our supplemental response.

Form 10-K for Fiscal Year Ended December 29, 2013

Risk Factors, page 10

Our Dependence on a Sole Supplier, page 12

Comment:

1.
We note your response to our prior comment 1. While we note that your cheese supplier is a private company it appears that identifying the supplier may still provide material information to investors. Please identify this sole supplier upon which you are dependent, or provide further analysis as to why you believe the identity of the supplier is not material to an understanding of the risk.

Response:

In future risk factors disclosure, we will identify Leprino Foods Dairy Products Company by name as our sole supplier for cheese as discussed in our January 14, 2015 response letter.

******
As requested in your letter dated December 16, 2014, we confirm the following:

●	Papa John’s International, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	Papa John’s International, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing the above responses.  Please direct any further comments or requests for additional information to my attention at 502-261-4218.

Sincerely,
Papa John’s International, Inc.

/s/ Lance F. Tucker

Lance F. Tucker
Senior Vice President, Chief Financial
Officer, Chief Administrative Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)

cc:           Craig Marshall, Ernst & Young LLP
Alan Dye, Hogan Lovells US LLP
John Beckman, Hogan Lovells US LLP
Clara Passafiume, Papa John’s International, Inc.
Keeta Fox, Papa John’s International, Inc.

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